EXHIBIT (a)(5)(i)

MACRONIX ANNOUNCES COMMENCEMENT OF CASH OFFER FOR BONDS
AND EXTENSION OF THE EXERCISE PERIOD OF THE REDEMPTION OPTION

Hsinchu, Taiwan, the Republic of China, December 24, 2002—Macronix International Co., Ltd. (Nasdaq: MXICY) today announced its cash offer to all of the holders of its outstanding 1% Convertible Bonds due February 1, 2005 to purchase all of the outstanding Bonds.

The tender offer price equals 122% of the principal amount of the Bonds or U.S.$1,220 per U.S.$1,000 principal amount of the Bonds tendered. Macronix will also pay interest accrued and unpaid on the tendered Bonds to but excluding February 1, 2003 to holders of record on January 15, 2003, which will be paid on February 3, 2003 through the facilities of The Depository Trust Company. The offer commences at 9:00 a.m., New York time, today and expires at 5:00 p.m., New York Time, on Friday, January 24, 2003. Tendered Bonds may be withdrawn at any time prior to the expiration of the offer.

Bondholders have a redemption option that currently expires on January 2, 2003 to require Macronix to repurchase the Bonds on February 1, 2003 at a redemption price of 121.422% of the principal amount of the Bonds. Macronix has extended the exercise period of the redemption option to January 14, 2003. Bondholders who have exercised their redemption option may withdraw their Bonds deposited with the trustee any time up to January 14, 2003.

On December 23, 2002, Macronix irrevocably deposited U.S.$88,318,825, which will be sufficient to repurchase all of the outstanding Bonds at the repurchase price and to pay accrued interest thereon on February 3, 2003, in an escrow account with The Bank of New York, to be used to settle the tender offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer is made only through the Offer to Purchase and the related Letter of Transmittal, which are being mailed to bondholders today. Additional copies of these documents may be obtained by contacting the Tender Agent for the offer, The Bank of New York, at (212) 815 5098.

Macronix plans to file today a Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its cash tender offer for all of its outstanding 1% Convertible Bonds due 2005. The Schedule TO, including the related Offer to Purchase and Letter of Transmittal, will contain important information about Macronix, the Bonds, the tender offer and related matters. Bondholders are urged to read the Schedule TO in its entirety, including exhibits thereto, carefully when it becomes available.

Bondholders may obtain free copies of each of the Schedule TO and other documents filed with the SEC by Macronix through the web site maintained by the SEC at www.sec.gov. In addition, bondholders may obtain free copies of the Schedule TO from Macronix by contacting Macronix International Co., Ltd., Attention: Charles Young, Deputy Department Manager of Investor Relations Office, 6th Floor, No.196, Sec. 2, Chien Kuo North Road, Taipei, Taiwan, the Republic of China, Telephone: (886-2) 2506-8128 or from the Tender Agent by contacting The Bank of New York, Corporate Trust Ops, Reorganization Unit, 101 Barclay Street, Floor 7E, New York, NY 10286, USA, Attention: Bernard Arsenec, Telephone: (212) 815-5098. Bondholders may also contact the Tender Agent in Luxembourg at The Bank of New York (Luxembourg) S.A., Aerogolf Center, 1A Hoehenhof, L-1736 Senningerberg, Grand Duchy of Luxembourg. Bondholders may obtain free copies of the Schedule TO, containing the Offer to Purchase, Letter of Transmittal and other documents from the Tender Agent in Luxembourg, and services will be available in Luxembourg through the Tender Agent for the tender offer.